1781 75th Avenue W Vancouver BC Canada V6P 6P2 Tel: 604.456.6010 Fax: 604.456.6066 www.responsebio.com

April 18, 2012

Via EDGAR & Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Cecilia Blye, Chief, Office of Global Security Risk Pradip Bhaumik, Special Counsel, Office of Global Security Risk John Reynolds, Assistant Director, Division of Corporation Finance

Re:	Response Biomedical Corporation
Form 20-F for the Fiscal Year Ended December 31, 2010 Amended November 9, 2011 File No. 0-050571

Ladies and Gentlemen:

                  Response Biomedical Corporation, or the Company, provides this response to the comments of the staff (“Staff”) of the United States Securities and Exchange Commission (the “Commission”), which were furnished by your letter dated April 11, 2012 (the “Staff Letter”).  In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response.  The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter.  References to “we”, “our” or “us” mean the Company or its advisors as the context may require.

General

1.
On page 8 of your Form 10-K for the fiscal year ended December 31, 2011, filed March 29, 2012, you state that in March 2010 you entered into a distribution agreement with 3M, pursuant to which you have a right to sell products to certain countries, including Iran. Please tell us whether you have sold, or intend to sell, any products, directly or indirectly, into Iran pursuant to the referenced agreement, that are not covered by your risk factor discussion on page 20 or in your response letter dated April 2, 2012. If you have sold, or intend to sell, such products into Iran pursuant to the agreement with 3M, specify the products and tell us the dollar amount of sales for each year since that agreement.

We have not sold any products to Iran, directly or indirectly, pursuant to the March 2010 distribution agreement with 3M.  Furthermore, at this time we do not have plans to sell products or services to Iran pursuant to this agreement.

2.
On page 20 of the fiscal 2011 Form 10-K you discuss potential violations of U.S. export control and economic sanctions laws in connection with the shipment of some of your products to Iran. You state the maximum civil monetary penalty for each violation. In future filings that include disclosure regarding these potential violations, please indicate the number of potential violations.

We acknowledge the Staff’s comments and advise the Staff that in future filings we will include not only the maximum civil monetary penalty for each potential violation of U.S. export control and economic sanction laws in connection with the shipment of some of our products to Iran, but the number of potential violations as well.

Sincerely, /s/ Richard Canote Richard Canote Chief Financial Officer

cc:           Peter A. Thompson, Response Biomedical Corporation